FILING PURSUANT TO RULE 425 OF THE SECURITIES ACT OF 1933, AS AMENDED, AND DEEMED TO BE FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

FILER: TRW INC.

SUBJECT COMPANY: TRW INC. (NO. 1-2384)
FILING: NORTHROP GRUMMAN CORPORATION'S REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-83672)

The following letter to TRW employees was posted on TRW's intranet on July 19, 2002.

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Kent Kresa
Chairman and Chief Executive Officer

Ronald D. Sugar
President and Chief Operating Officer

Northrop Grumman Corporation
Office of the Chairman
1840 Century Park East
Los Angeles, California 90067

July 19, 2002

To TRW Employees:

Even though the transaction between our two companies has not yet closed, we believe it is important to let you know of Northrop Grumman's plans at this early stage. Acquisitions raise concerns—and we firmly believe in communicating as much as we know about our plans quickly.

As we mentioned to you in our July 1 note, we hope to complete the transaction by the fourth quarter of this year. By the time we join forces, we expect the TRW aeronautical business to be operated by Goodrich. After the completion of our transaction, we plan to separate TRW's automotive business either through a sale or a spin-off in a manner that contributes to its continuing success.

For the employees in the businesses we will retain, the Space and Electronics group and Systems group will become separate operating Sectors of Northrop Grumman, each reporting directly to us, the Office of the Chairman. Also, we will combine our two Washington government operations offices. We are confident you will find Northrop Grumman a great company—one with a winning strategy and a bright future. On the personal side, among other things, we have committed to keep your pay and benefits at levels no less favorable, in the aggregate, than they are at the time the transaction closes, for two years thereafter.

We intend to provide organizational continuity for the TRW businesses through transition, so that our principal focus will continue to be on our programs and our customers. Northrop Grumman's growth plan will create many opportunities for achievement and professional development throughout the organization. We're very excited about having you on our team—we have tremendous respect for the impressive businesses you have built and for your technical expertise and dedication to excellence.

As we have previously announced, we do not expect the acquisition to involve work force reductions in the TRW operating units. However, we will need to close the Cleveland corporate office at some point after the transaction is complete. Suspension of the Cleveland office will result in job eliminations, but this will be a deliberate process, allowing adequate notice and an opportunity to apply for open positions within the Company. Employees affected by this work

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force reduction will receive assistance with their job search both inside and outside the company, and severance benefits at levels previously set by TRW.

As we approach the completion of this transaction, we will be forming teams made up of both Northrop Grumman and TRW employees who will work together to address transition issues. As you will see, Northrop Grumman's integration process does a great job of considering the interests of everyone involved. As outlined in Phil Odeen's previous memorandum, until further notice, direct communication between our companies, for other than normal business, will be strictly controlled through the specific people previously assigned.

This is the first step of many by which we will capitalize on the creative talents and diversity of those organizations that join Northrop Grumman and make them integral to the new corporation's common purpose and competitive strength. Northrop Grumman or your own TRW management will continue to keep you informed of developments as they occur. We look forward to officially welcoming you to our new enterprise later this year, and to the bright, exciting future we'll create by working together.

Sincerely,

/s/ Kent Kresa	/s/ Ronald D. Sugar
Kent Kresa	Ronald D. Sugar
Chairman and Chief Executive Officer	President and Chief Operating Officer
Northrop Grumman Corporation	Northrop Grumman Corporation

The directors and certain executive officers of Northrop Grumman and TRW may be deemed to be participants in the solicitation of proxies from shareholders of TRW in connection with TRW's special meeting of shareholders to consider the Agreement and Plan of Merger, dated as of June 30, 2002, with Northrop Grumman. Information concerning such participants is contained in TRW's definitive proxy statement relating to TRW's 2002 Annual Meeting filed with the Securities and Exchange Commission on March 4, 2002 on Schedule 14A, and certain additional information concerning such participants will be contained in the joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. that will be filed with the Securities and Exchange Commission.

This communication relates to the Agreement and Plan of Merger with Northrop Grumman. Shareholders of TRW are advised to read the JOINT PROXY STATEMENT FOR THE SPECIAL MEETING IN CONNECTION WITH THE AGREEMENT AND PLAN OF MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Shareholders of TRW and other interested parties may obtain, upon filing, free of charge, copies of TRW's proxy statement and other documents filed by TRW with the SEC at the SEC's internet website at www.sec.gov. Each of these documents may also be obtained free of charge by calling investor relations at TRW at (216) 291-7506.